UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                           Network Event Theater, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   640924-10-6
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP NO. 640924-10-6                  13G                     PAGE 2 OF 5 PAGES

================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       A. Alfred Taubman
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  |_|
                                                                        (b)  |_|

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 3   SEC USE ONLY


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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                   5     SOLE VOTING POWER
   NUMBER OF
                           788,889
     SHARES        -------------------------------------------------------------
                   6     SHARED VOTING POWER
  BENEFICIALLY
                           -0-
    OWNED BY      --------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER
     EACH
                           788,889
   REPORTING      --------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
  PERSON WITH
                           -0-
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       788,889
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

       IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  Page 2 of 8 pages

CUSIP No. 640924-10-6                  13G                     PAGE 3 OF 5 PAGES

                                      13G

Item 1(a).     Name of Issuer:

               Network Event Theater, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               149 Fifth Avenue
               New York, New York 10010

Item 2(a).     Name of Person Filing

               A. Alfred Taubman

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               200 East Long Lake Road
               Bloomfield Hills, Michigan 48304

Item 2(c).     Citizenship:

               Mr. Taubman is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).     CUSIP Number:

               640924-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4.        Ownership:

     (a)       Amount beneficially owned:

               Not individually but as trustee of his grantor trust, The A. Alfred Taubman Restated Revocable Trust (the "Trust"), Mr. Taubman is the beneficial owner of 788,889 shares of the Issuer's Common Stock.

CUSIP NO. 640924-10-6                  13G                     PAGE 4 OF 5 PAGES

     (b)       Percent of Class:

               Not individually but as trustee of the Trust, Mr. Taubman is the beneficial owner of 9.1% of the 8,654,440 outstanding shares of the Issuer's Common Stock.

     (c) Number of shares as to which Mr. Taubman (not individually but as trustee of the Trust) has:

               (i)   sole power to vote or to direct the vote: 788,889

               (ii)  shared power to vote or to direct the vote: 0

               (iii) sole power to dispose or to direct the disposition of:
                     788,889

               (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on or by the Parent Holding
               Company:

               Not Applicable

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10.       Certification:

               Not Applicable

CUSIP NO. 640924-10-6                  13G                     PAGE 5 OF 5 PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1997                     /s/ A. Alfred Taubman
                                             ----------------------------------
                                             A. Alfred Taubman